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                            March 1, 2022

       Art Zeile
       President and Chief Executive Officer
       DHI Group, Inc.
       6465 South Greenwood Plaza, Suite 400
       Centennial, CO 80111

                                                        Re: DHI Group, Inc.
                                                            Form 10-K for the
Fiscal Year Ended December 31, 2021
                                                            Filed February 11,
2022
                                                            File No. 001-33584

       Dear Mr. Zeile:

             We have reviewed your filing and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to the comment within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

                                                        After reviewing your
response to the comment, we may have additional comments.

       Form 10-K for the Fiscal Year Ended December 31, 2021

       Management's Discussion and Analysis of Financial Condition and Results of Operations
       Liquidity and Capital Resources
       Non-GAAP Financial Measures, page 46

   1. Please present net income (loss) margin wherever adjusted EBITDA margin is presented in your Forms 10-K,
Forms 10-Q and Item 2.02 Forms 8-K. Also, refer to adjusted
                                                        EBITDA margin, rather
than EBITDA margin, when adjusted EBITDA margin is
                                                        discussed on page 5 and
elsewhere throughout your filings. Refer to Item 10(e)(1)(i)(A)
                                                        of Regulation S-K and
Question 102.10 of the Non-GAAP Financial Measures
                                                        Compliance and
Disclosure Interpretations.
 Art Zeile
DHI Group, Inc.
March 1, 2022
Page 2

        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       You may contact Keira Nakada at 202-551-3669 or Rufus Decker at 202-551-3769 with any questions.



FirstName LastNameArt Zeile                               Sincerely,
Comapany NameDHI Group, Inc.
                                                          Division of
Corporation Finance
March 1, 2022 Page 2                                      Office of Trade &
Services
FirstName LastName